Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259889

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated October 27, 2021)

Lilium N.V.

Up to 201,805,118 Class A Shares

Up to 27,729,889 Class A Shares Issuable Upon Exercise of Warrants and Options

Up to 7,060,000 Warrants

This prospectus supplement amends and supplements the prospectus dated October 27, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-259889), that relates to (a) the issuance by us of an aggregate of up to 52,142,954 of our Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”) and (b) the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (collectively, the “selling securityholders”) of (i) up to 210,665,118 of our Class A Shares and (ii) up to 7,060,000 Private Warrants (as defined in the Prospectus).

Our Class A Shares and Public Warrants (as defined in the Prospectus) are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “LILM” and “LILMW”, respectively. On February 25, 2022, the closing sale price as reported on Nasdaq of our Class A Shares was $3.51 per share and of our Public Warrants was $0.59 per warrant.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 28, 2022

Commission File Number: 001-40736

Lilium N.V.

(Translation of Registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CONTENTS

Explanatory Note

On February 28, 2022, Lilium N.V. (the “Company”) issued a letter providing a business update for the year ended December 31, 2021. The letter is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The contents of this Report on Form 6-K, including the letter furnished as Exhibit 99.1 hereto, are hereby incorporated by reference into the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2021 (File No. 333-261175).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2022	Lilium N.V.

	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Letter issued by Lilium N.V. on February 28, 2022

Exhibit 99.1

BUSINESS UPDATE FY 2021

FEBRUARY 28, 2022

Letter to Shareholders

Dear Shareholders,

In 2021 we became a public company and had the opportunity to share our vision of creating a radically new, emission-free, high-speed, quiet and affordable form of regional transportation. With your support and that of our suppliers, infrastructure partners and customers, the Lilium team is advancing our aircraft development program.

In this letter, we will give you an update on important developments. Several of the most pertinent are highlighted below:

1)	We are pursuing a new supplemental market opportunity to sell our aircraft through private sales and fractional ownership
2)	We are announcing our entry into a Memorandum of Understanding with NetJets Inc. for the prospective sale of up to 150 Lilium jets plus related after-market services
3)	Introduction of a premium 4-passenger ‘club cabin’ configuration for the private and fractional market as part of our expanded product offering
4)	We are implementing modifications to our aircraft based upon the Preliminary Design Review (PDR) process that will simplify the design and reduce technical and certification risk

Cash spending on budget in 2021

Total cash spend for the fiscal year through December 31, 2021, at $217 million, was in line with our planned budget of $221 million1, reflecting our budgetary discipline and focus on key engineering projects. The total cash spend for Q4 2021 amounted to $72.7 million, higher than in Q3 ($56.5 million). The anticipated increase in the later months of 2021 was mainly driven by the acceleration of the development program, including the planned ramp up in engineering activities and important investments in technology and supply chain. Technology investments were primarily related to battery development, as well as energy and wind tunnel testing facilities. Going forward, we expect the quarterly total cash spend to decrease in Q1 2022, due to lower investments compared to the previous quarters, partly offset by preparations for extended flight testing in Spain and the build of our next demonstrator aircraft, Phoenix 3, as explained later in this letter. Our liquidity at year end 2021 is approximately $400 million2. Our audited full-year financial statements will be filed with the SEC at the end of March.

1 Excluding transaction-related costs incurred in connection with our completed business combination with Qell, the PIPE Financing, and a minority investment into enabling technology.

2 Consists of cash and cash equivalents and other financial assets.

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We’re closely monitoring the effects of COVID, the conflict in Europe and general economic factors on our business and planning. These factors put pressure on our employee, material and non-recurring supply chain costs (e.g., tooling and engineering services), as well as affecting other stakeholders and regulatory agencies. We will provide a full year financial outlook, together with an update on the program, at our next Business Update in May.

New supplemental private and fractional sales offering

We have received strong interest from the private and business professional segments eager to own or utilize our aircraft and to participate in the advancement of sustainable aviation. They believe the Lilium Jet, with its unique electric-jet propulsion technology, emission-free operation, low noise signature, spacious cabin and outstanding customer experience, is especially well suited to the premium demands of these segments. We therefore will extend our commercial offering to private individuals and business professionals through either direct sales or through a fractional ownership model that we expect to implement through an anticipated collaboration with NetJets.

We believe the private and business professional segments will be highly attractive markets and will drive early adoption of eVTOL aircraft. Importantly, we also see these segments as being a great supplemental business for Lilium, building on our previously announced relationship with Brazilian airline Azul and the planned launch of networks in Florida and Germany.

Lilium’s mission is to provide a safe, sustainable product that is widely available across use cases and geographies. We also believe the world is in an environmental crisis and that aerospace must do more to decarbonize. On a per-passenger basis, it is worth noting that the private jet sector is among the industry’s biggest emitters. By addressing this market, our aircraft can have a disproportionate impact on the reduction of carbon emissions in aviation. Meanwhile, as a passenger service, we believe the Lilium Jet can be price-competitive with ground transport alternatives. Our future plans for meaningfully larger aircraft will also allow us to move more people and goods at significantly lower price points.

NetJets Agreement

Lilium has entered into a Memorandum of Understanding (“MOU”) with the world’s largest private jet company NetJets. Lilium is excited to work with NetJets in expanding our product and commercial offerings. The proposed intent of the parties in the MOU is as follows:

1)	NetJets to have the right to order up to 150 Lilium Jets for its fractional ownership program in the US and Europe

2)	NetJets to prospectively support Lilium Jet sales to private individuals whose aircraft will then be managed by NetJets or its affiliates

3)	NetJets affiliate to prospectively be the flight operations partner for Lilium’s Florida network and potentially other networks

The proposed arrangement with NetJets remains subject to the parties finalizing commercial terms and definitive documentation.

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Lilium Jets for NetJets fractional ownership program

Pursuant to the terms of the MOU, NetJets will have the right to order up to 150 Lilium Jets along with corresponding support services from Lilium for NetJet’s fractional aircraft ownership program in the US and Europe. Following last year’s announcement of our anticipated strategic collaboration with Azul, this proposed NetJets alliance would represent another step towards building up a diversified order backlog in different markets and segments which will support revenue predictability, industrial planning and supply chain visibility.

Additional new channel for Lilium sales to private individuals

NetJets additionally plans to support Lilium in establishing a separate private sales campaign for individuals to purchase Lilium Jets. As part of this sales campaign, aircraft will be sold by Lilium directly to private individuals. Those aircraft may subsequently be managed on behalf of the owner by NetJets or its affiliates. We have received significant interest from private individuals in the Lilium Jet; the NetJets opportunity also allows us to offer the Lilium Jet to these individuals through an operator known for quality and safety.

Further boost to Lilium’s Florida network - NetJets as flight operator

NetJets and Lilium will work together with a view to an affiliate of NetJets Inc. running Lilium’s flight operations (with an Air Operator’s Certificate) in Florida. As announced last year, Lilium’s landing infrastructure in Florida is to be handled by airport operator (and Lilium investor) Ferrovial, in conjunction with the Tavistock Development Company. Plans for the Lilium regional air mobility network in Florida therefore continue to progress.

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Importantly, we believe that network routes operated by NetJets will expose a much broader group of private and business travelers to sustainable air mobility through the combination of the Lilium Jet’s performance with NetJets’ world class service standards.

The Lilium Jet cabin configurations

Our Lilium Jet architecture with its proprietary Ducted Electric Vectored Thrust (DEVT) technology is designed for performance and scalability. Thanks to its generous cabin dimensions, performance, and versatility - as well as the passenger experience these capabilities afford – the Lilium Jet can provide the basis for a range of configurations designed to meet the needs of multiple customer groups and operating models. We expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger ‘club cabin’ configuration; (ii) a six-passenger shuttle cabin configuration; and (iii) a cargo cabin configuration.

Rigorous program review process

As described in our last letter to shareholders, we opened our Preliminary Design Review (PDR) in Q4 2021, an important milestone in traditional aerospace product development. We have been conducting the PDR with highly experienced, external and independent advisors who have led some of the industry’s most successful programs. As a result, we expect to release design data to our aerospace supply chain, starting in the second quarter of 2022.

As described in our November blog, the PDR consists of a series of technical reviews to assess whether the aircraft architecture will meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels. PDR is important in preparing for the industrialization of the program, selecting the main suppliers identified for aircraft systems and production equipment, and refining make-vs-buy strategies. Completion of PDR gives the green light for engineering to finalize detailed designs and for procurement to ramp up supplier contracting. The PDR process has, equally, helped us to refine and optimize the aircraft’s design, as well as to identify and mitigate program and certification risks.

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Design changes for a simpler aircraft and a robust certification path

We continue to assess and, as a result of the PDR process to date, are implementing certain changes to simplify the design and to reduce technical and certification risk. For example:

-	Through a slightly larger and more powerful engine design, we will reduce the number of engines from 36 to 30 to (i) reduce part count, weight and system complexity; (ii) improve aerodynamic balance between main wings and canards (front wings); (iii) create potential for lower material and maintenance costs; and (iv) improve design flexibility in the future.

-	A flexible cabin architecture enables us to offer a range of configurations over time, including the premium 4-passenger ‘club cabin’, a 6-passenger shuttle cabin, plus a future cargo cabin. This allows us to pursue more market segments utilizing the same platform for maximum program development efficiency. The cabin configuration we launch at Entry-into-Service will be determined by final customer needs, regulatory requirements, and the performance characteristics of the certified aircraft.

We continue to evaluate our overall program and launch timeline according to the PDR and will provide an update on the next phase of the program, supply chain, and our full year financial outlook at our next Business Update following the end of Q1 2022.

High-speed flight testing to begin in Spain

Following successful flight testing in southern Germany last year, our 5th generation technology demonstrator, Phoenix 2, has now been moved to the ATLAS Flight Test Center in Villacarrillo, Spain, for the next phase of high-speed testing.

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The ATLAS Fight Test Center provides optimal infrastructure, enabling the aircraft to fly over a large, unpopulated area, and offers excellent weather conditions.

We expect our final permits from the Spanish authorities to be issued shortly. Over the coming months, Lilium plans to expand the flight envelope through full transition to wing-borne flight and high-speed testing.

Meanwhile, work remains on track for an additional demonstrator aircraft, Phoenix 3, which is scheduled to go to Spain for first flight this summer. This aircraft will significantly accelerate the flight-testing campaign, allowing us to increase learnings and reduce program risks.

Building the leading electric aviation company of the 21st century

Our recruitment is focusing on high-quality aerospace and technology talent. We recently added the following professionals in key technology and business roles:

-	Karim Jalbout has joined our Senior Leadership Team as Chief People Officer. Karim was previously lead partner for Private Equity & Technology at global leadership advisory firm Egon Zehnder, where he advised listed and high growth companies on transformational leadership, executive search, board and team effectiveness, IPO readiness, and diversity & inclusion initiatives. Karim’s experience in blending new technology with industry mindsets will be invaluable to Lilium and he is already injecting his expertise and energy into the company’s performance culture. Previously, he held Marketing and commercial roles with Sony Ericsson and Diageo.

-	Sebastien Borel strengthens our Commercial function as Vice President Business. Sebastien brings some 20 years of aerospace experience, having served at Airbus and Honeywell in various sales and marketing leadership roles.

-	John Wyzykowski joins us as Head of Propulsion. John comes with over 35 years of aerospace engineering experience, including 18 years in executive level roles at Pratt & Whitney Canada. As Senior Director Engineering, he oversaw engine development program management, product development and customer relationship for two of the company’s newest engine applications in the large business jet market (Gulfstream, Dassault) from concept definition to customer delivery.

-	Guilherme Oliveira has been appointed as Chief Engineer - Flight Mechanics. Guilherme brings to the role more than 20 years of experience in aircraft design, optimization, testing and certification. As Principal Engineer at Gulfstream Aerospace Corporation, Guilherme was responsible for the design, research and development of current and future aircraft applications. He is an FAA Part 25 Flight Analyst Authorized Representative. Prior to joining Gulfstream in 2008, he served for almost ten years in related roles at Embraer.

-	Andy Strachan joins Lilium as our Chief Test Pilot, having gained over 30 years’ experience as an aircraft test pilot. Andy served in the Royal Air Force (RAF) for 18 years before launching a successful career as a test pilot at Westland, now Leonardo Helicopters. He was Chief Test Pilot at Leonardo Helicopters from 2012 to 2019. He brings an extraordinary amount of experience, having flown multiple aircraft types through the full range of test flight activities.

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Conclusion

In the weeks and months ahead, we look forward to updating you further on our aircraft development, sourcing, flight testing, commercial activities and finances.

Finally, we wish to extend our sincere thanks to all our shareholders, suppliers, and key stakeholders. We are aware that the financial markets have been turbulent and technology stocks in general have been challenged. Nevertheless, we are confident that we have a winning lineup of products, built on highly differentiated technology, and that we have the team to deliver a certified aircraft. We believe the rewards will ultimately be compelling for society, the planet and our shareholders.

/s/ Daniel Wiegand	/s/ Geoff Richardson

Daniel Wiegand, Founder & CEO	Geoff Richardson, CFO

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About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil. Lilium’s 750+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. From time to time, we may also use our website for disclosure of material information about our business and operations.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding when or whether any strategic collaboration between Lilium, on the one hand, and Azul or NetJets, respectively, on the other hand, will be effected, the number, price or timing of any Lilium jets to be acquired (or if any such Lilium jets will be acquired at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the impact of COVID-19 on the Lilium Group’s business; (ii) the Lilium Group’s ability to realize the anticipated benefits of its recent business combination with Qell; (iii) the Lilium Group’s ability to maintain the listing of its securities on the Nasdaq; (iv) the market price of Lilium’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and any future changes in its capital structure; (v) the Lilium Group’s ability to implement its business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities; (vi) the Lilium Group’s and its partners’ inability to achieve anticipated specifications for the Lilium jet and any related infrastructure; (vii) general economic downturns or general systematic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (viii) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (ix) the Lilium Group may never achieve or sustain profitability; (x) the Lilium Group will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xi) the Lilium Group may experience difficulties in managing its growth, moving between development phases or expanding its operations; (xii) third-party suppliers, component manufacturers or service provider partners are not able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect, and impacts from disruptions in the Lilium Group’s supply chains due to the COVID-19 pandemic, inflationary pressures or otherwise; (xiii) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s lineup of jets or delays in seeking full certification of all aspects of the Lilium Group’s lineup of jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch of any or all of the anticipated Lilium jet models; (xiv) the technology necessary to successfully operate the Lilium Group’s jets and business operations is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xv) any identified material weaknesses in the Lilium Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xvi) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xvii) the Lilium Group’s inability to secure or protect its intellectual property; (xiii) any failure of the Lilium Group to agree upon final commercial terms or fail to finalize and enter into definitive documentation relating to any anticipated commercial transactions or strategic alliances with its prospective partners and suppliers, including with Azul and NetJets; (xix) that the final

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terms of any commercial transaction or strategic alliance with Lilium’s prospective partners and suppliers, including Azul and NetJets, may differ, including materially, from the terms currently anticipated; (xx) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders; and (xxi) currency fluctuation risk related to changes in foreign currency exchange rates from time to time. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our filings with the U.S. Securities and Exchange Commission (“SEC”), all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

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